Exhibit 1

ELBIT VISION SYSTEMS LTD.

ELBIT VISION SYSTEMS ANNOUNCES
PARTIAL FORGIVENESS AND RESTRUCTURING OF $7M IN
BANK DEBT AND SALE OF SCANMASTER SYSTEMS

Qadima, Israel, June 1, 2010 - Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced today that following extensive negotiations, the Company has successfully received the preliminary consent of its two banks, Bank Le'umi Le'Israel BM and Bank Hapoalim BM (the "Banks"), for the restructuring of its bank debt. The Company has in recent weeks been working closely with a special auditor appointed by the Banks in order to maintain the Company's status as a going concern. Pursuant to the agreements with the Banks, the Banks will forgive approximately $2M of debt from the Company and its subsidiary ScanMaster Systems (IRT) Ltd. ("Scan"), and have agreed to the repayment by the Company of approximately $1M over 5 years and a further $600K over 10 years. The Banks have also agreed that Scan will repay approximately $2M in debt over 10 years.

The agreement of the Banks is subject to the consummation of a transaction for the sale of Scan to a group of purchasers led by David Gal, the former CEO and Chairman of the Board of EVS, and Ofer Sela, the Company's former EVP, R&D Operations.  In connection with the sale of Scan, the purchasers will  inject the sum of $1.45M into Scan out of which EVS, in consideration for the sale, shall be paid approximately 570,000 in satisfaction of certain debts owed to EVS. Pursuant to the agreement, Scan will also undertake to repay EVS the sum of $675K in satisfaction of all remaining debts, over a period of 10 years in equal quarterly installments with interest at the US Dollar annual LIBOR rate. If Scan fails to engage in any projects for the inspection of rail tracks for a period of two years, EVS will forgive the remaining balance of the $675K debt, up to a maximum of $450K.

Following the completion of the sale of Scan, EVS will sell to Scan all of the US operations of ScanMaster IRT Inc., its US subsidiary.

The Banks have also conditioned their approval for the debt restructuring and the sale of Scan on certain commitments by Yaron Menashe the Company's former CFO and Sam Cohen, the Company's former President of EVS US, Inc., who recently purchased in separate transactions all of the shares and warrants of the Company's former major shareholder M.S.N.D Real Estate Holdings Ltd. ("Mivtach Shamir"). Pursuant to the arrangement, each of Sam Cohen and Yaron Menashe, who will be serving as the Company's CEO and CFO respectively, following the completion of the sale of Scan, will provide EVS with loan of $50,000, which shall be repaid commencing Jan 1 2013, provided that certain financial milestones set by the Banks are satisfied. Each of Yaron Menashe and Sam Cohen are also required to postpone payment to them of the first $50,000 that they are owed by EVS for their services following the closing of the transaction.

Immediately following the sale of Scan, all the members of the Company's Board of Directors, other than Amos Uzani, the Company's external director, will resign and Sam Cohen and Yaron Menashe will be appointed to the Board. Additionally, at the closing, Gal Barak will resign as the Company's CEO and Sam Cohen will be appointed in his place.

The Company expects the sale of Scan and all the closing conditions for the debt restructuring to be fulfilled before the end of the week.

The Company's Board of Directors also approved the final documentation for the repayment of an $850K loan received in early 2010 from Mivtach Shamir, and approved by the Company's Audit Committee and Board of Directors in February 2010. Pursuant to the repayment terms, Mivtach Shamir will be repaid over 5 years in equal quarterly installments with interest at the US Dollar annual LIBOR rate.

Ran Eisenberg, Chairman, said, "Over recent weeks, the Board of Directors of the Company, together with management and the Banks have worked tirelessly to find a solution to the significant debts which were severely affecting the Company's ability to continue to operate. I am happy that all the hard work has paid off and that following the sale of ScanMaster, the significant reduction of the Company's debt burden and the restructuring of the Company's continuing debt, EVS with a leaner but dedicated team will be in a better position to focus on growing its core business of automated visual inspection systems. It is this business which in recent years has provided the Company with the majority of its revenues and business., I wish the best of luck to the new team and am confident that they will bring the Company and its shareholders much success. On behalf of the Company's management, I would also like to thank Mivtach Shamir for its financial support over the last three years which ensured EVS' ability to maintain its operations during a very difficult period."

Sam Cohen, said "I began my career at EVS 18 years ago and have worked in most of the technical, operational and business positions at the Company, both in Israel and the US. I feel uniquely qualified to leverage my knowledge of the Company, its workforce, its product and its clients, to take the Company's business to a new level. As both the CEO and one the Company's major shareholders I am personally invested in ensuring the Company's success and I look forward to taking responsibility for producing value for the Company's shareholders and rewarding them for their faith in a Company in which I strongly believe. I would also like to thank Ran Eisenberg for his service to EVS as its CEO and Chairman of the Board at a critical time in the Company's history, and for his unceasing efforts to secure the future of the Company."

About Elbit Vision Systems Ltd. (EVS)

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and quality monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 600 customers, many of which are leading global companies. The headquarters, manufacturing and R&D of EVS are all located in Israel. A worldwide Sales and Service network supports markets as well as systems already installed, in Asia, Europe, Africa, Australia and the Americas.

This press release and other releases are available on www.evs-sm.com

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.